W. Scott Lawler
Attorney at Law

4960 S. Gilbert Rd., Suite 1-111
Chandler, AZ 85249
Telephone: 602-466-3666

     W. Scott Lawler, Esq.
 Admitted in Arizona and California

June 18, 2012

Ms. Anne Nguyen Parker – Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:       Braeden Valley Mines, Inc. (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed February 16, 2012
File No. 333-158062

Dear Ms. Parker:

The Company is in receipt of your comment letter dated February 29, 2012, regarding the Company’s filings referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Amendment No. 5 to Registration Statement on Form S-1

General

Comment #1

Please be advised that if our comment asks you to “disclose” certain information, this disclosure should be included in the registration statement, and not simply in your response letter. In each instance where you have added or changed disclosure in response to our comments, please indicate in your response the page numbers in the filing where the new or revised language may be found.

Response to Comment #1

Comment 1 is duly noted.

Comment #2

We note your response to our prior comment 1 from our letter dated December 27, 2011. Please provide the requested disclosure in your filing.

Response to Comment #2

The Company has added the response to your prior comment 1 from your letter dated December 27, 2011, in the registration statement under the heading “GENERAL OVERVIEW”.

Comment #3

We note your response to our prior comment 2, particularly subpart e. of the comment. Your response to this subpart states as follows: “I presume that the property presented a ‘target of opportunity.’” Please clarify the meaning of this, and explain how the property was initially chosen and by whom.

Response to Comment #3

The entire response to Comment #2 should have read as follows:

a.	The Company’s legal counsel, Mr. Scott Lawler, prepared the registration statement under the supervision of Ron Erickson;
b.	Mr. Lawler used corporate documents, mining reports, lease agreements and the input from management to prepare the registration statement.
c.	The initial exploration program was formulated by R. T. Heard, P. Eng. in 2008.
d.	A prior officer of the Company, Mr. Leigh Lyons, was introduced to Mr. Lawler by an associate of his, who is not affiliated with this Company.
e.	The officers and directors after reviewing the geology report from Mr. Heard concluded that the New Dawn property presented a "target of opportunity".

Comment #4

We note your response to our prior comment 3 that the officer and directors do not plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. As requested in our prior comment, please confirm, if true, that your officer and directors did not found the company at least in part due to their plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.

Response to Comment #4

This shall serve as confirmation that the Company’s officers and directors did not found the Company at least in part due to any plan to solicit, participate in or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.

Also, the Company’s officers and directors do not have any such present intentions.

Comment #5

We note your response to our prior comment 6 and reissue the comment. We note a number of instances in which your filing still refers to “selling shareholder” (singular) for example on the cover page, prospectus cover page and pages 9, 10, 11.

Response to Comment #5

The registration statement has been amended in accordance with this comment.

Comment #6

We note your response to our prior comment 7 concerning the legality opinion (Exhibit 5.1). The reference in the first paragraph of the opinion to a registration statement that “will be filed… on or about January 8, 2012” appears to be incorrect. Please obtain a revised opinion that corrects this error. Also, given that these securities are already outstanding and presumably fully paid, please revise the opinion to state that the shares ‘are,” and not “will be,” legally issued, fully paid and non-assessable.

Response to Comment #6

An updated Legal Opinion has been rendered and will be refilled with Amendment 6.

Comment #7

We note your response to our prior comment 9 and reissue the comment. Please provide the disclosure requested in our comment and file the signed letters from Altair Minerals agreeing to the various extensions of the lease.

Response to Comment #7

We have disclosed the requested information in the prospectus summary and attached the lease and all amendments as on amendment No. 6 Registration Statement.

Comment #8

We note your response to our prior comment 10. Please provide disclosure in your filing covering the information provided in your response.

Response to Comment #8

We have added this disclosure in Amendment No. 6.

Comment #9

We note your response to comment 12 from our letter dated December 27, 2011. It appears the due dates associated with your claim maintenance fees have not been revised. Please advise.

Response to Comment #9

The due dates associated with the Company’s Claim maintenance fees have been updated

Comment #10

We note your response to comment 13 from our letter dated December 27, 2011. It appears the description of the geological setting is lengthy and overly technical. Therefore we reissue the comment. Please provide references for all information cited and included in your disclosure.

Response to Comment #10

Per my discussion with the staff, the Company’s engineer, Mr. Terry Heard, is available to discuss which specific terms, paragraphs or sections in the registration statement that are to lengthy and overly technical-Mr. Heard can be reached at 604-377-0499.

Comment #11

Additionally, we note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

Response to Comment #11

We have revised the registration statement to eliminate the references described in this comment.

Comment #12

We note your response to comment 14 from our letter dated December 27, 2011. Please forward to our engineer, as supplemental information and not as part of your filing, the technical report referenced in your disclosure, pursuant to paragraph (c) of Industry Guide 7 and Rule 418(b) of Regulation C. If possible please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions regarding your report.

If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C. If there are any questions concerning the above request, please phone John Coleman, Mining engineer at (202) 551-3610.

Response to Comment #12

A copy of the Company’s technical report has been sent via USPS to your engineer on a CD as requested.

Financial Statements, page F-1

Comment #13

Please update your filing to include audited financial statements for your fiscal year ended December 31, 2011, pursuant to Rule 8-08 of Regulation S-X.

Response to Comment #13

Amendment No. 6 includes audited financial statements for the fiscal year ended December 31, 2011.

Sincerely,

/s/  W. SCOTT LAWLER
W. Scott Lawler, Esq.